K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com
March 3, 2009

Mr. Richard Pfordte, Branch Chief	David C. Sienko
Division of Investment Management	D 312.807.4382
Securities and Exchange Commission	F 312.827.8031
100 F Street, N.E. Washington, D.C. 20549	david.sienko@klgates.com
Calamos Global Dynamic Income Fund
333-153443
811-22047
Dear Mr. Pfordte:
     This letter responds to the comments contained in your letter dated January 12, 2009, regarding the registration statement on Form N-2 of Calamos Global Dynamic Income Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.
     The revisions to the registration statement responding to these comments is included in pre-effective amendment no. 1, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the registration statement as originally filed, is enclosed for your convenience.
General
     1. Comment: Please revise the disclosure to indicate that the Fund will only sell common shares under the 415 offering at or above net asset value. Also please advise the staff how the Fund will amend the registration statement with each take-down. For example, how will the financial statements and legal opinion be updated?
     Response: The prospectus has been revised to state that shares sold under the Rule 415 offering will be sold only at or above net asset value.
     With each take-down, the Fund will file a prospectus supplement containing the information identified under “Plan of Distribution” in the prospectus, and information regarding any other material matter arising after the effectiveness of the registration statement for which disclosure is appropriate, but which does not represent a fundamental change to the information contained in the registration statement (which would require the filing of a new post-effective amendment pursuant to the undertaking contained in Item 34.4 of Form N-2). In addition, the Fund will file a post-effective amendment to the registration statement pursuant to Rule 462(d) under the Securities Act of 1933, solely for the purpose of

Mr. Richard Pfordte
March 3, 2009

filing as exhibits (1) any underwriting or sales agreement related to the take-down, (2) an auditor consent and (3) legal opinions concerning the legally issued, fully paid and nonassessable nature of the shares issued in connection with the take-down. The Fund will file a post-effective amendment to add audited financial statements as required by the undertaking contained in Item 34.4 of Form N-2. As stated on page 2 of the prospectus, the most recent financial statements of the Fund are available from the Fund or from the SEC web site.
The Fund
     2. Comment: Please disclose the current capitalization of the Fund.
     Response: The capitalization of the Fund is now shown as of October 31, 2008.
Recent Developments
     3. Comment: Please explain to the staff why all the Auction Market Preferred Shares (“AMPS”) of the Fund were not repurchased. Also explain the basis for making a private offering of notes in order to refund or replace the AMPS. Were the AMPS publicly or privately offered?
     Response: As described in the prospectus, during the fiscal year ended October 31, 2008, the Fund redeemed 12,000 of the 14,000 outstanding AMPS, or an aggregate liquidation amount of $300 million. The source of such redemption funds was proceeds from a sale of extendible senior secured notes issued by the Fund and offered in a Rule 144A transaction on terms that were deemed advantageous to the Fund. The Fund could not have borrowed the cost of redeeming the additional 2,000 shares without exceeding its borrowing limit under Section 18(a) of the Investment Company Act, which sets forth a more restrictive asset coverage requirement for leverage in the form of indebtedness than that for leverage in the form of equity, such as the AMPS.
Dividends and Distributions
     4. Comment: Please do not use the term “dividend” to refer to a distribution made by the Fund which consists, in whole or a part, of a return of capital. Please disclose how the terms of the amended and revised exemptive application would materially alter the terns of the Fund’s distribution policy.
     Response: The prospectus has been appropriately revised to delete reference to capital gain distributions by the Fund as “dividends.” The Calamos closed-end funds, including the Fund, did receive the requested exemptive relief regarding managed distributions on November 4, 2008. The prospectus disclosure has been updated appropriately. At this time, the Fund does not intend to implement a managed distribution policy until such time as its implementation is in the best interests of the Fund and the

Mr. Richard Pfordte
March 3, 2009

shareholders. In addition, it is not contemplated that the Fund will change the terms of its distribution policy in connection with the implementation of the managed distribution order.
Investment Policies
     5. Comment: Disclose the costs of selling short. Please confirm that the costs of selling short are included under “other expenses” in the fee table. Also, the prospectus refers to the asset coverage requirements of the 1940 Act. Please summarize the asset coverage requirements or the limits on the Fund’s ability to leverage imposed by the 1940 Act.
     Response: The expenses of short selling are included in “Other Expenses” in the fee table, with a footnote disclosing the magnitude of the expenses associated with short sales. We believe that the prospectus adequately addresses the percentage limitations on the use of equity or debt leverage. For example, please see the disclosure on pages 6 and 29.
     6. Comment: The prospectus reserves the right of the Fund to invest in “other securities” of various types in the future. Please disclose these securities in the prospectus, or if unknown at the present, disclose that the prospectus (or prospectus supplement) will be updated to include such disclosure.
     Response: The prospectus makes reference to “other securities” in which the Fund may invest in the future. Such a general reference is included in order to disclose that in the future the Fund may invest in other types of securities. If in the future the Fund should invest in “other” securities to a material extent, the prospectus or registration statement would be amended accordingly.
Use of Leverage by the Fund
     7. Comment: The prospectus discusses an exemptive application filed by the Fund which seeks the ability to exceed the leverage limitations of the 1940 Act. Please disclose the risks to the Fund and investors if the Fund were to leverage in an amount currently prohibited by the 1940 Act.
     In three locations, the prospectus mentions the limitations rating agencies may have imposed on the Fund’s ability to leverage. Each discussion in the prospectus cross-references to the other two sections, yet none discusses the numerical limitations under which the Fund currently operates. Please revise the prospectus to include the limitations under which the Fund operates.
     Response: We believe that the risks of leverage are adequately disclosed in the prospectus and that the disclosure indicates that there will be increased risk if the Fund, pursuant to an exemptive order under Section 6(c) of the Investment Company Act increases its leverage above the leverage limitations applicable to debt that are contained in Section 18(a) of the Investment Company Act. We emphasize that such order, which was issued on February 10, 2009, is for a limited period of time, ending on October 31, 2010.

Mr. Richard Pfordte
March 3, 2009

     The limitations imposed by the rating agencies are described in the prospectus under “Rating Agency Guidelines.”
Summary of Fund Expenses
     8. Comment: The expense ratios depicted are based on financial statements dated April 30, 2008. Please update the information.
     Response: The expense ratios are shown as of October 31, 2008.
     9. Comment: Footnote 5 states that the Fund may invest a portion of its assets in the Calamos Government Money Market Fund (“CGMMF”), and that the adviser of the Fund has agreed to waive that portion of its advisory fee attributable to the Fund’s investment in CGMMF. Please revise the fee table to include the expenses attributable to the Fund’s investment in CGMMF (and any other investment companies in which it invests) as a separate-line item designated “acquired fund fees and expenses,” (“AFFE”) or confirm to the staff that, on a gross basis, the amount of AFFE is less than one basis point. Also, while the adviser has entered into a waiver agreement, the gross expenses must be reflected in the fee table, either under AFFE or “other expenses.” The amount of the waiver may be depicted in a separate line item, designated “less waiver,” that appears below “total expenses,” if the waiver (i) is terminable only by the board, (ii) has a duration of at least one year, and (iii) is reflected in an agreement filed as an exhibit to the registration statement. Also, given the use of the term “waiver,” please confirm that the advisor has no possibility of recovering any amounts waived under the agreement.
     Response: The fee table has been revised in response to the comment. The adviser’s agreement to reimburse the fees attributable to the Fund’s investment in the Government Money Market Fund was for an initial period greater than one year, was not terminable by the adviser prior to the expiration of such agreement, and the adviser has no right to recover amounts waived under that agreement. However, that agreement has expired and has not been renewed and the Fund is now subject to a voluntary waiver. As a result, the fee waiver has been deleted from the fee table, which now shows gross expenses.
Risk Factors
     10. Comment: The Fund may invest in credit default swaps. Please update the prospectus risk disclosure to include a discussion of the recent market turmoil. Please expand upon the risks associated with investing in credit default swaps.
     Response: On page 11 under “Prospectus Summary” and page 38 under “Risk Factors” the Fund discloses that the Fund’s use of credit default swaps is subject to certain risks, including the risk of a decline of a counterparty’s creditworthiness. Nevertheless, we acknowledge the recent market turmoil and have added the following to the existing “Credit Default Swaps Risk” Risk Factor on page 38 of the Prospectus:

Mr. Richard Pfordte
March 3, 2009

Recent economic developments, in both the domestic and global economies, may magnify the risk of entering into CDS transactions. For example, recently some of the larger sellers of CDS have defaulted, and in some cases, such as Lehman Brothers Holdings, Inc., have declared bankruptcy. Any such default or bankruptcy of a CDS counterparty or credit support provider may adversely affect the value of any CDS entered into by the Fund. In addition, it is possible that other developments in the derivatives market, including CDS, could adversely affect the Fund’s ability to successfully use derivatives, including CDS.
     11. Comment: Please disclose the trading history of Fund shares. For example, include a chart depicting the market price of the shares compared to net asset value.
     Response: The Fund’s trading history is set forth in the prospectus under “Market and Net Asset Value Information.” We do not believe that Form N-2 requires a graphical or chart presentation of the trading history.
Plan of Distribution
     12. Comment: The prospectus states that the aggregate amount of securities that may be offered by the Fund is limited to $180 million. Please advise the staff the source of and reason for the limitation. Does the limitation only apply to this registration statement? Does the limitation present any possible constraints on the operation of the Fund? Also, please advise the staff whether FINRA has or will approve of the terms of the underwriting compensation arrangements.
     Response: As with any securities offering by a closed-end fund, the board must specify the amount of securities being offered. The board of the Fund authorized $180 million as a reasonable amount to be offered pursuant to the pending registration statement. The Fund’s adviser does not believe that the amount of securities available to be offered under the registration statement is materially related to the operations of the Fund. The terms of any underwriting will be subject to review by FINRA.
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     We believe that this information responds to all of your comments. If you should require any additional information feel free to call me at 312-807-4382.

Very truly yours,
/s/ David C. Sienko

David C. Sienko

Enclosures

Copies (w/encl.) to:	Stathy Darcy Cameron S. Avery (firm) Paulita A. Pike (firm) Eric S. Purple (firm)